UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-38396

BIOFRONTERA AG

(Registrant’s name / Translation of registrant’s name into English)

Hemmelrather Weg 201, D-51377 Leverkusen Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form:40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

On February 23, 2021, Biofrontera AG (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with The Benchmark Company, LLC (the “Representative”) and with the other underwriters named therein for which the Representative is acting as representative, for a firm commitment public offering of 1,334,002 American Depositary Shares (“Offered ADSs”), each representing two ordinary shares of the Company at an offering price of $6.68 per ADS. The Company received gross proceeds of approximately $8.9 million from the Offered ADSs sold, before deducting underwriting discounts and commissions and expenses.

A copy of the Underwriting Agreement is hereby attached as Exhibit 1.1 hereto, and the opinion of the Company’s German counsel relating to the securities issued in this offering is hereby attached as Exhibit 5.1 hereto, both of which shall be deemed to be incorporated by reference in the registration statement of Biofrontera AG on Form F-3 (No. 333-236021) (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed to the extent not superseded by documents or reports subsequently filed or furnished to the U.S. Securities and Exchange Commission.

EXHIBITS

Exhibit Number	Description
1.1	Underwriting Agreement, dated February 23, 2021, among Biofrontera AG, The Benchmark Company, LLC and with the other underwriters named therein
5.1	Opinion of LLR Legerlotz Laschet und Partner Rechtsanwälte Partnerschaft mbB, Köln, Germany
23.1	Consent of LLR Legerlotz Laschet und Partner Rechtsanwälte Partnerschaft mbB, Köln, Germany (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOFRONTERA AG

By:	/s/ Hermann Lübbert
Name:	Hermann Lübbert
Title:	Chief Executive Officer

By:	/s/ Thomas Schaffer
Name:	Thomas Schaffer
Title:	Chief Financial Officer

Date: February 26, 2021